SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of November, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




CORPORACION DURANGO, S.A. DE C.V.                                 10.7907
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND SEPTEMBER 30, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                             US$ DLLS.
                                                      December 31, Sept 30,    Sept 30,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$      7,102$     59,453       5,510
  Accounts receivable, net .........................       8,828       2,837         263
  Due from related parties .........................      35,126      96,594       8,952
  Taxes recoverable and other assets ...............      77,690      39,688       3,678
  Inventories, net .................................       4,226           0           0
            Total current assets ...................     132,972     198,572      18,402
LONG-TERM RELATED PARTIES ..........................   9,004,683   8,297,214     768,923
PROPERTY, PLANT AND EQUIPMENT, net .................     411,248     387,281      35,890
INVESTMENT IN SUBSIDIARIES .........................   3,834,548   3,592,233     332,901
OTHER ASSETS, net ..................................     332,213           0           0
            Total  assets ..........................$ 13,715,664$ 12,475,300   1,156,116

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     108,695     128,442      11,903
  Interest payable .................................           0           0           0
  Trade accounts payable ...........................       7,500         207          19
  Accrued liabilities ..............................     193,679     110,971      10,284
            Total  current liabilities .............     309,874     239,620      22,206
LONG-TERM DEBT .....................................   6,170,090   5,758,353     533,640
LONG-TERM RELATED PARTIES ..........................   2,444,110   1,460,766     135,373
DEFERRED TAXES........... ..........................           0     346,181      32,081
LIABILITY FOR CAPITALIZATION........................   3,212,988           0           0
            Total long term liabilities ............  11,827,188   7,565,300     701,094
            Total  liabilities .....................  12,137,062   7,804,920     723,301
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   1,578,602   4,670,380     432,815
            Total liabilities and stockholders' equi$ 13,715,664$ 12,475,300   1,156,116

               Exchange rate: $ 10.7907

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Sept  Acum. Sept
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$     62,325$     75,701       7,015
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      13,542       9,104         844
       Amortization of debt issuance cost and other
           financing costs .....................................     328,281           0           0
       Loss in subsidiaries ....................................     835,400     969,167      89,815
       Deferred income taxes ...................................    -424,368     263,258      24,397
       Other....................................................           0           0           0
       Total items which do not require cash....................     752,855   1,241,529     115,055
  Net resources generated from income ..........................     815,180   1,317,230     122,071
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      -4,226       4,226         392
    Decrease (Increase) in current assets ......................     -77,690      38,002       3,522
    Decrease (increase) in account receivables, net ............      70,102     -55,478      -5,141
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................      46,293     -90,003      -8,341
  Resources generated by operating activities ..................     849,659   1,213,977     112,502
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -843,044  -4,027,425    -373,231
       Increase (Decrease) in capital ..........................          48     284,573      26,372
       Gain on shares acquisition ..............................           0   2,910,772     269,748
  Net resources generated from financing activities ............    -842,996    -832,080     -77,111
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............           0        -611         -57
       Investment in subsidiaries ..............................           0    -328,935     -30,483
       Increase in deferred assets .............................           0           0           0
  Net resources applied to investing activities ................           0    -329,546     -30,540
INCREASE IN CASH AND CASH EQUIVALENTS ..........................       6,663      52,351       4,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............         439       7,102         658
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$      7,102$     59,453US     5,510


* The exchange rate of 10.7907 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2004        2005        Var         2004        2005        Var

Gain (Loss) in subsidiaries .............$   616,615$    223,785        -64%      52,318      20,738        -60%

Selling and Administrative expenses .....      2,438       2,574          6%         207         239         15%
     Operating income ...................    614,177     221,211        -64%      52,111      20,499        -61%
FINANCIAL EXPENSE:
Interest expense ........................    350,975     194,969        -44%      29,776      18,068        -39%
Interest income .........................   -296,448    -291,544         -2%     -25,150     -27,018          7%
Exchange (gain) loss, net ...............    -93,804      -1,443        -98%      -7,958        -134        -98%
Gain on monetary position ...............    -90,212      20,187     N/A          -7,653       1,871     N/A
  Total financial expense ...............   -129,489     -77,831        -40%     -10,985      -7,213        -34%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -469,564      34,671     N/A         -39,837       3,213     N/A
  Total other income (expense) ..........   -469,564      34,671     N/A         -39,837       3,213     N/A
  Income (loss) before income and asset t    274,102     333,713         22%      23,259      30,925         33%
Provisions for income and asset taxes ...     71,149           0       -100%       6,173           0       -100%
Provision for deferred income taxes .....    -86,315     204,454     N/A          -7,460      18,947     N/A
Net income ..............................$   289,268$    129,259        -55%      24,546      11,978        -51%

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

Gain (Loss) in subsidiaries .............$  -138,615$   -969,167        599%     -11,935     -85,448        616%

Selling and Administrative expenses .....      6,526       5,973         -8%         548         547          0%
     Operating income ...................   -145,141    -975,140        572%     -12,483     -85,995        589%
FINANCIAL EXPENSE:
Interest expense ........................  1,171,156     433,405        -63%      98,346      39,583        -60%
Interest income .........................   -923,113  -1,796,698         95%     -77,569    -161,362        108%
Exchange (gain) loss, net ...............    113,784     -22,448     N/A           9,043      -2,059     N/A
Gain on monetary position ...............   -165,446      -3,715        -98%     -14,097        -232        -98%
  Total financial expense ...............    196,381  -1,389,456     N/A          15,723    -124,070     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -467,968     -75,357        -84%     -39,697      -6,680        -83%
  Total other income (expense) ..........   -467,968     -75,357        -84%     -39,697      -6,680        -83%
  Income (loss) before income and asset t   -809,490     338,959     N/A         -67,903      31,395     N/A
Provisions for income and asset taxes ...     79,768           0       -100%       6,883           0       -100%
Provision for deferred income taxes .....    -92,619     263,258     N/A          -7,954      24,088     N/A
Net income ..............................$  -796,639$     75,701     N/A         -66,832       7,307     N/A

CORPORACION DURANGO, S.A. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION



ON JULY 15, 2005, CORPORACION DURANGO, THROUGH ITS SUBSIDIARY, PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V., SOLD THE ASSETS OF ITS CHIHUAHUA PARTICLEBOARD MILL. WITH THIS TRANSACTION CORPORACION DURANGO ENDS ITS DIVESTING PROGRAM OF NON-STRATEGIC ASSETS. THIS LETS THE COMPANY TO REINVEST ON ITS PAPER PRODUCTION OPERATION.


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE UNCONSOLIDATED FINANCIAL
STATEMENTS.

1.1 BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("MEXICAN GAAP") ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA").

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
THE UNCONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN PREPARED IN ACCORDANCE WITH BULLETIN B-10 AND ITS AMMENDMENTS "RECOGNITION OF THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA"), WHICH PROVIDES GUIDANCE FOR THE RECOGNITION OF THE EFFECTS OF INFLATION.

1.3 FINANCIAL INSTRUMENTS:
THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE VALUED AT FAIR VALUE (WHICH IS SIMILAR TO MARKET VALUE) WITH PRINCIPAL AND LOSSES RECORDED IN THE STATEMENTS OF OPERATIONS. FAIR VALUE IS THE AMOUNT FOR WICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY CAN BE PAID IN AN ARMS'-LENGTH TRANSACTION BETWEEN INTERESTED AND WILLING PARTIES.

1.4 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE EXCHANGE RATE OF THE CLOSING DATE OF THE PERIOD. EXCHANGE RATE AS OF SEPTEMBER 30st.,2005 WAS $10.7907.



STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE
EQUITY METHOD, TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:


    GROUP (OR COMPANY)             PARTICIPATION           ACTIVITY
COMPANIA PAPELERA DE ATENQUIQUE,        98%       MANUFACTURING OF PAPER AND
S.A. DE C.V.                                      CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%       MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                      PAPER PACKAGING & MULTI-WALL
                                                  BAGS AND SACKS
GRUPO PIPSAMEX, S.A. DE C.V.           100%       MANUFACTURING OF NEWSPRINT
                                                  AND BOND PAPER
DURANGO INTERNATIONAL, INC.            100%       MANUFACTURING OF PAPER FOR
                                                  CORRUGATED BOXES & CONTAINERS
                                                  AND CORRUGATED CARDBOARD
                                                  PACKAGES
PORTEADORES DE DURANGO, S.A. DE        100%       HAULING FREIGHT
C.V.
PONDEROSA INDUSTRIAL DE MEXICO,                   MANUFACTURING OF PLYWOOD AND
S.A. DE C.V.                           100%       PARTICLEBOARD
DURANGO INTERNACIONAL, S.A.            100%       MANUFACTURING OF CORRUGATED
DE C.V.                                           PAPER PACKAGING



PROPERTY, PLANT AND EQUIPMENT:

PLANT AND EQUIPMENT ARE INITIALLY RECORDED AT ACQUISITION COST AND ARE RESTATED USING THE NCPI. FOR FIXED ASSETS OF FOREIGN ORIGIN, RESTATED ACQUISITION COST EXPRESSED IN THE CURRENCY OF THE COUNTRY OF ORIGIN IS CONVERTED INTO MEXICAN PESOS AT THE MARKET ECHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.
DEPRECIATION:
DEPRECIATION IS CALCULATED ACCORDINGLY WITH THE RESTATED VALUE OF THE ASSETS AND IS CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF THE ASSETS OVER USEFUL LIFE, FROM 23 TO 40 YEARS.



STOCKHOLDERS EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF SEPTEMBER 30st,2005.
FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111



DEFERRED TAXES:

AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,
IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND
ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.



INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OXLEY ACT WITH ADVISE FROM EXPERT ADVISORS.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  November 15, 2005		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer